Prospectus Supplement No. 2                    Filed pursuant to Rule 424(b)(3)
(To Prospectus Dated April 19, 2000)           File No. 333-34246


                            FrontLine Capital Group

                                 Common Stock

                              __________________


         This prospectus supplement supplements and amends the prospectus, dated April 19, 2000, relating to the sale by certain selling stockholders of up to 3,038,388 shares of our common stock. The selling stockholders acquired their shares in prior transactions in which the Company agreed to register such shares for resale. Neither the Company nor any of its officers or directors is selling any of the shares covered by this prospectus and none will receive any proceeds from sales hereunder. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that information contained herein supersedes the information contained in the prospectus.

         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

                              RECENT DEVELOPMENTS

         On October 18, 2000, we announced a refinement to our business strategy in order to highlight our holdings in HQ Global Holdings, Inc. ("HQ Global") and to maximize the value of our other holdings. In order to achieve this, we have segmented our operations into two distinct operating units. One unit represents our interest in HQ Global and the other represents all of the interests in our other partner companies. We also announced that we would be substantially reducing our staff and corporate overhead and did not currently anticipate pursuing any new investment opportunities.

         Since that announcement the following has occurred:

         o  We have reduced our staff from 46 employees to 17 employees.

         o We sold our interest in EmployeeMatters, Inc., a partner company, to Intuit, Inc. in exchange for 556,027 shares of Intuit common stock.

         o We reported that HQ Global (and its predecessor entities) had revenues for the three months ended September 30, 2000 of $160.3 million, an increase of 175.9% from the corresponding period in 1999, and operating income of $34.8 million, an increase of 360% from the corresponding period in 1999.


                             _____________________

          The date of this prospectus supplement is January 4, 2001.

          o We completed a private placement of $15 million of Series B convertible redeemable preferred stock and obtained a commitment for the purchase of an additional $10 million of such preferred stock. The Series B preferred stock may be redeemed at our option at a premium prior to December 13, 2001. Holders of such preferred stock have consent rights for certain significant transactions.

          o RealtyIQ Corp., a partner company, announced that it was reducing its staff from 194 employees to 80 employees.

         The market value of securities of many publicly-traded Internet-related companies decreased significantly during 2000. This development has resulted in a reduced number of initial public offerings of Internet-related companies, reduced access to capital and a more difficult business environment for such companies. As a result of the foregoing, the business prospects and value of our partner companies with Internet-related business models have been significantly reduced.

         On December 18, 2000, we relocated our principal executive offices. Our principal executive offices are now located at 90 Park Avenue, New York, New York 10016. Our telephone number continues to be (212) 931-8000.

         In connection with an investment in our common stock, investors should consider the risk factors set forth under the caption "Risk Factors" in the accompanying prospectus. In addition, in light of our refined business strategy and focus on our holdings of HQ Global, investors should consider the following risks which update and supersede the information contained under the heading "Risk Factors--Our holdings in VANTAS Incorporated expose us to real estate and operational risks" in the accompanying prospectus:

Our holdings in HQ Global Workplaces, Inc. expose us to real estate, operational and financial risks

         Our largest holding is common stock of HQ Global, the parent company of HQ Global Workplaces, Inc. ("HQ"). HQ is the largest provider of flexible officing solutions in the world, with more than 2,500 employees, 65,000 clients and over 470 business centers in 17 countries. HQ was formed in June 2000 in the merger of our partner company, VANTAS Incorporated ("VANTAS"), and HQ Global Workplaces, Inc. ("Old HQ"). HQ provides furnished office suites and a range of services (including secretarial services, telecommunication services and conference facilities) to its clients under agreements with generally shorter terms than the leases HQ enters into with the owners of the buildings in which HQ centers are located. As a result, the amounts that HQ is able to charge for executive office suites upon the expiration of current contracts may be reduced as a result of market or other factors while HQ's costs under its leases with building owners are not reduced. The executive office suites industry is also subject to other risks comparable to those of the real estate industry. Supply and demand and the location of office buildings are all factors that directly affect the office suites industry. HQ faces increased competition, in both the U.S. markets and abroad. A significant downturn in the real estate market could adversely affect the value of our holdings in HQ. Investors should review the section captioned "Risk Factors - Real estate risks may affect our earnings" in the accompanying prospectus.

         Our holdings in HQ are also subject to the additional risks that the combined company may not perform as we anticipate and VANTAS' and Old HQ's operations may not be effectively integrated.

         HQ Global has issued an aggregate of $220 million of convertible preferred stock which it is required to redeem in November 2007. As of September 30, 2000, HQ has borrowed approximately $216 million in senior debt which has a final maturity date in November 2005. HQ also has $125 million of mezzanine debt outstanding that is due in May 2007.

         In addition, we have a $25 million line of credit from a commercial lender that is secured by shares that we hold in HQ Global. The terms of our recent Series B preferred stock issuance restrict us from using our other HQ shares as collateral for future financings.